April 23, 2012


U.S. Securities and Exchange Commission	                   BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:  Kevin Woody
            Accounting Branch Chief

Re: Oakridge Holdings, Inc.
    Form 10-K
    Filed October 3, 2011
    File No. 000-01937



Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated April 23, 2012. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


Form 10-K for the year ended June 30, 2011:


Financial Statements

10.  Income taxes

Comment: We have considered your response to our prior comment 1. Explain to us, in detail, whether claiming previously unclaimed research and development credits resulted in a permanent timing or temporary difference between book and tax income. To the extent a permanent difference exists, tell us how you determined claiming these credits would result in the creation of a deferred tax asset. Additionally, confirm to us that the tax position taken in your amended filings is more likely than not to be sustained upon examination. Reference is made to ASC Topic 740-10-25-6. Finally, as requested in our previous comments, tell us the balance of the deferred tax asset for each quarterly period subsequent to June 30, 2011 or explain to us why that information is not available.

Response: The Company believes claiming the research and development credit resulted in a temporary difference. The event that created the research and development credit was research activities recognized in the Company's financial statements. Although not attributable to an identifiable asset or liability in the Company's financial reporting, the Company believes the research and development credits have an identifiable future benefit that would be reflected on an income tax balance sheet (ASC 740-10-25-24).

The Company is aware of the Internal Revenue Services's increased review of research and development claims. Prior to commencing a study of the Company's research and development activities representatives of the Company met with representativies of the CPA firm WIPFLI LLP ("WIPFLI") to learn about their proposed approach to the study. Only after confirmation that WIPFLI's approach would carefully evaluate the Company's research and development activities did the Company agree to proceed with the study and hire WIPFIL. The study prepared by WIPFLI provided thorough documentation of the Company's activities and how those activities qualified for research and development credits. The Company considered this documentation when evaluating the "more likely than not" threshold required under ASC 740-10-25-6. Based upon all the facts available to the Company at the time of reporting and at today's date the Company believes it is entitled to the research and development credits claimed and, if examined by the Internal Revenue Service, the research and development credits would be sustained upon examination.

A table reflecting the Company's deferred tax asset for the past three filings is as follows:

             June 30, 2011          $303,000
             September 30, 2011     $303,000
             December 31, 2011      $351,000


The Company has not completed it's March 31, 2012 filing.




If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 312-505-9267. My fax number is 651-454-5143




Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer